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              May 25, 2021

       Christopher Callesano
       Chief Financial Officer
       Atlas Crest Investment Corp. II
       399 Park Ave.
       New York, NY 10022

                                                        Re: Atlas Crest
Investment Corp. II
                                                            Form 8-K filed May
17, 2021
                                                            File No. 001-39999

       Dear Mr. Callesano:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




              Sincerely,


              Division of Corporation Finance

              Office of Real Estate & Construction